UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number ________

Pemex Finance Ltd.

(Translation of registrant’s name into English)

BNP Paribas Bank & Trust

Cayman Limited

P.O. Box 10632APO

3rd Floor, Royal Bank House

Shedden Road

George Town

Grand Cayman

Cayman Islands

Tel: + 345 945 9208

Fax: + 345 945 9210

darren.riley@bnpparibas.ky

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ( Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No (

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No (

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No (

FOR IMMEDIATE RELEASE

PEMEX FINANCE LTD. TO TERMINATE ITS REPORTING OBLIGATIONS

IN THE UNITED STATES

Grand Cayman, Cayman Islands, March 20, 2009 – Pemex Finance Ltd. (“Pemex Finance”) announced today its intention to deregister its debt securities from the U.S. Securities and Exchange Commission (the “Commission”) and terminate its reporting obligations in the United States.

Pemex Finance intends to file a Form 15F with the Commission on March 20, 2009 to effect the deregistration and termination of reporting obligations pursuant to Rule 12h-6 under the U.S. Securities Exchange Act of 1934 (“Exchange Act”), which permits deregistration of a class of registered securities if (1) the issuer has filed or furnished all reports required by Section 13(a) or Section 15(d) of the Exchange Act, including at least one annual report pursuant to Section 13(a) of the Act and (2) on a date within 120 days before the filing date of the Form 15F, the securities are either held of record by (i) less than 300 persons on a worldwide basis; or (ii) less than 300 persons resident in the United States.

Since Pemex Finance’s reporting obligations in the United States will be suspended immediately upon the filing of the Form 15F, Pemex Finance does not expect to file an annual report on Form 20-F for the fiscal year ended December 31, 2008.

Pemex Finance’s debt securities will continue to be listed on the Euro MTF, the alternative market of the Luxembourg Stock Exchange. Pemex Finance will continue to make available to holders of its debt securities periodic financial information in English pursuant to the rules of the Luxembourg Stock Exchange.

*  *  *

Pemex Finance Ltd.

BNP Paribas Bank & Trust

Cayman Limited

P.O. Box 10632APO

3rd Floor, Royal Bank House

Shedden Road

George Town

Grand Cayman

Cayman Islands

Fax: + 345 945 9210

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Pemex Finance Ltd. has duly authorized this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMEX FINANCE LTD.
	By:	/s/ Eduardo R. Calvo Barbeau
Date: March 20, 2009	Name:	Eduardo R. Calvo Barbeau
	Title:	Director and President

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